Exhibit 99.24

News Release

NORBORD PROVIDES UPDATE ON VAL-D’OR, QUEBEC OSB MILL

TORONTO, ON (January 18, 2016) – Norbord Inc. (TSX: NBD) today announced that the Quebec Minister of Forests, Wildlife and Parks has terminated the wood license associated with its curtailed Val-d’Or, Quebec OSB mill. Production at the Val-d’Or mill was indefinitely suspended in 2012 following persistently weak North American housing market conditions and lower demand for OSB. This development is not expected to have any impact on the Company’s financial results.

“This is disappointing news, but in the bigger picture, we firmly believe that our Val-d’Or mill is the best alternative for the aspen pulpwood in that region,” said Peter Wijnbergen, Norbord’s President and CEO. “Unfortunately, market conditions do not yet justify a restart at Val-d’Or, but we are exploring options for the mill and are committed to a restart once market conditions are supportive. The Ministry has confirmed we can reapply for a wood license when we are ready to restart the mill.”

Norbord is the world’s largest OSB producer and continues to operate in the Abitibi region at its La Sarre, Quebec OSB mill. Since 2012, the Company has invested and committed capital in excess of US$35 million to optimize that mill’s capacity and ensure its long-term competitiveness.

Norbord Profile

Norbord Inc. is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board (OSB). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord has assets of approximately $1.8 billion and employs approximately 2,600 people at 17 plant locations in the United States, Canada and Europe. Norbord is a publicly traded company listed on the Toronto Stock Exchange under the symbol NBD.

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Contact:

Heather Colpitts

Senior Manager, Corporate Affairs

Tel. (416) 365-0705

info@norbord.com

This news release contains forward-looking statements, as defined in applicable legislation, including statements related to our strategy, projects, plans, future financial or operating performance and other statements that express management’s expectations or estimates of future performance. Often, but not always, words such as “expect,” “believe,” “forecast,” “likely,” “support,” “target,” “consider,” “continue,” “suggest,” “intend,” “should,” “appear,” “would,” “will,” “will not,” “plan,” “can,” “may,” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic conditions; risks inherent with product concentration; effects of competition and product pricing pressures; risks inherent with customer dependence; effects of variations in the price and availability of manufacturing inputs; risks inherent with a capital intensive industry; ability to realize synergies; and other risks and factors described from time to time in filings with Canadian securities regulatory authorities.

Except as required by applicable laws, Norbord does not undertake to update any forward-looking statements, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the “Caution Regarding Forward-Looking Information” statement in the January 27, 2015 Annual Information Form and the cautionary statement contained in the “Forward-Looking Statements” section of the 2014 Management’s Discussion and Analysis dated January 27, 2015 and Q3 2015 Management’s Discussion and Analysis dated October 29, 2015.